UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF

1934

For the fiscal year ended December 31, 2023

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT

OF 1934

For the transition period from __________ to __________

Commission file number  001-14905

Acme Brick Company

401(k) Retirement & Savings Plan

3024 Acme Brick Plaza

Fort Worth, Texas 76109

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee, Plan Administrator and Plan Participants of the

Acme Brick Company 401(k) Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Acme Brick Company 401(k) Retirement & Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, PC

We have served as the Plan’s auditor since 2022.

Buffalo, NY

June 14, 2024

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2023	2022

Assets:
Investments, at fair value	$126,306,765	$111,225,804
Non-interest-bearing cash	511	380
Receivables:
Notes receivable from participants	1,633,181	1,600,239
Company contribution receivable	374,507	359,743
Participant contributions receivable	86,250	74,956

Total receivables	2,093,938	2,034,938

Total assets	128,401,214	113,261,122

Liabilities:
Excess participants’ contributions refundable	147,535	134,350

Total liabilities	147,535	134,350

Net assets available for benefits	$128,253,679	$113,126,772

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2023
Additions:
Investment income:
Dividends and interest	$3,293,384
Net appreciation in fair value of investments	14,000,431

Total investment income	17,293,815

Interest income on notes receivable from participants	107,543

Contributions:
Participants	5,607,283
Company	1,799,772
Rollovers	212,162

Total contributions	7,619,217

Total additions	25,020,575

Deductions:
Benefits paid to participants	9,590,573
Administrative expenses	303,095

Total withdrawals	9,893,668

Total deductions	9,893,668

Net increase in net assets available for benefits	15,126,907

Net assets available for benefits:
Beginning of year	113,126,772

End of year	$128,253,679

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements

Year Ended December 31, 2023

1.	DESCRIPTION OF PLAN

The following description of the Acme Brick Company (the “Company”) 401(k) Retirement & Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General. The Plan is a defined contribution plan which covers all employees. Employees are eligible to participate in the Plan as of the first day of the month on or after each employee has completed sixty (60) days of service and reached the age of eighteen (18). Employees hired on or after July 1, 2019 are automatically enrolled in the Plan at a deferral rate of 3% after the two aforementioned criteria are met and after a 30-day grace period to opt out. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Board of Directors is responsible for oversight of the Plan. The Administrative Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors.

b.

Contributions. Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 65% of each employee’s eligible earnings, but not more than the maximum allowed by law. Contributions for employees hired on or after July 1, 2019 are automatically increased at a rate of 1% per year up to 5%. Employee contributions are subject to Internal Revenue Code (the “Code”) limitations. The maximum contribution allowed by the Plan was $22,500 in 2023. Employees who are 50 or older as of December 31, 2023 and reach either the maximum before-tax contribution limit of 65% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $7,500 for 2023 and is eligible for Company matching.

For the year ended December 31, 2023, Company matching contributions are equal to 50% of the sum of each employee’s voluntary pre-tax contributions and after-tax Roth contributions up to five percent of the employee’s eligible earnings. The Company’s Board of Directors determines the matching percentage. Company matching contributions totaled $1,799,772 for the year ended December 31, 2023. Forfeiture balances of $140,000 will be applied against the 4th quarter amount due of $514,507 in 2024.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant Accounts. Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions and investment earnings. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are allocated to all participants and become fully vested after participants have completed three years of vested service. A participant’s account balance shall be 100% vested upon normal retirement age (65), disability or death. Effective January 1, 2020, company matching contributions are fully vested for any participant whose separation from service is the result of a reduction in force. One year of vested service is credited for each calendar year in which a participant has at least 1,000 hours of service. Forfeitures of the Company match may be used to pay Plan expenses or fund other matching contributions; however, the forfeiture

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

amount is credited back to participants upon re-employment with the Company. Forfeiture balances as of December 31, 2023 were approximately $137,000. Forfeiture balances as of December 31, 2022 were approximately $115,000.

e.

Investment Options. All employee contributions and Company matching contributions are participant directed among various mutual funds, target date funds, stable value and money market funds and Berkshire Hathaway Inc. (“Berkshire”) Class B common stock. Automatic enrollment contributions are defaulted to target date funds.

f.

Payment of Benefits. Withdrawals of vested contributions from the Plan by participants can be made at normal retirement (age 65), when a participant dies, becomes disabled or a break in service occurs. There is no plan provision for early retirement (age 55). Distributions upon withdrawal are made in accordance with the Plan document.

g.

Hardship Distributions. A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

h.

Notes receivable from participants. Participants are allowed to apply for and receive loans from their vested account balance, subject to certain requirements, including the provision that they may not have more than one outstanding loan at a time. The minimum loan amount is $1,000 and the maximum is 50% of the participant’s combined Employee pre-tax, after-tax and after-tax Roth accounts, but never more than $50,000 minus the highest outstanding balance of the participant’s total Plan loans during the last 12 months. The loans are secured by the balance in the participant’s account. A reasonable rate of interest is charged on loans. Currently, the Plan charges interest at the federal Prime rate plus 2%.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments. The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of mutual funds and common stock, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

investments in the accompanying statement of changes in net assets available for benefits. Shares in the Putnam Stable Value Fund are valued based on the fair value of the underlying investments as determined by Putnam Management. The Plan presents net changes in the fair value of the Putnam Stable Value Fund, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

d.

Notes receivable from participants. Participant loans are valued at unpaid principal balance plus accrued interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

e.	Contributions. Contributions by participants and participating employers are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification Topic No. 820, Fair Value Measurement, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•	Level 2 — inputs to the valuation methodology include:
●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022. These methodologies were consistently applied to all investments of the Plan.

Cash and cash equivalents

Demand deposit funds are carried at amortized cost which approximates fair value. The investments are classified within Level 2 of the valuation hierarchy.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Common stock

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. All common stock is classified within Level 1 of the valuation hierarchy.

Common/collective trust funds

The common/collective trust funds (“CCT”) are valued using Net Asset Value (“NAV”) per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since each CCT is measured using the NAV per share practical expedient, the CCT’s are not classified in the fair value hierarchy. The fair value amounts for the CCT’s presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. All mutual funds are classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023 and 2022. The Plan has no assets classified within Level 3 of the valuation hierarchy.

Assets at Fair Value as of December 31, 2023

	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$3,976,782	$3,976,782
Mutual funds	90,971,504	-	90,971,504
Common stock	18,673,608	-	18,673,608

Total investments in the fair value hierarchy	$109,645,112	$3,976,782	113,621,894

Investments measured at net asset value (a)			12,684,871

Total investments at fair value			$126,306,765

Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$4,990,673	$4,990,673
Mutual funds	77,916,825	-	77,916,825
Common stock	15,849,376	-	15,849,376

Total investments in the fair value hierarchy	$93,766,201	$4,990,673	98,756,874

Investments measured at net asset value (a)			12,468,930

Total investments at fair value			$111,225,804

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

The following table summarizes investments measured at fair value based on NAV as a practical expedient as of December 31, 2023 and 2022.

Fair Values as of December 31, 2023

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Putnam Stable Value Fund	$12,684,871	N/A	Daily	Daily

Total	$12,684,871

Fair Values as of December 31, 2022

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Putnam Stable Value Fund	$12,468,930	N/A	Daily	Daily

Total	$12,468,930

4.	TAX STATUS OF PLAN

Effective July 15, 2022, the Plan sponsor adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan received an opinion letter dated June 30, 2020 in which the Internal Revenue Service (“IRS”) stated that the prototype plan was in compliance with the applicable requirements of the Code. In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan’s Administrative Committee believes that the Plan is being operated in compliance with the applicable provisions of the Code.

The Plan’s Administrative Committee evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	EXCESS PARTICIPANTS’ CONTRIBUTIONS REFUNDABLE

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2023 excess contributions to applicable participants prior to March 15, 2024. The Plan distributed the 2022 excess contributions to applicable participants prior to March 15, 2023.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

6.	ADMINISTRATIVE EXPENSES

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested in their employer contributions and Plan assets would be distributed accordingly.

8.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of Berkshire, the Company’s parent; a retirement bank account managed by Bank of America, N.A., which acted as trustee for only those investments as defined by the Plan; and, notes receivable from participant loans. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net assets available for benefits per the financial statements	$128,253,679	$113,126,772
Amounts allocated to withdrawing participants	(5,059)	(795)

Net assets available for benefits per the Form 5500	$128,248,620	$113,125,977

	Year Ended December 31, 2023
Net increase in net assets available for benefits per the financial statements	$15,126,907
Amounts allocated to withdrawing participants at December 31, 2023	(5,059)
Amounts allocated to withdrawing participants at December 31, 2022	795

Change in net assets available for benefits per the Form 5500	$15,122,643

The reconciling items noted above are due to the difference in the method of accounting used under government reporting requirements in preparing the Form 5500 as compared to the Plan’s financial statements.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

10.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in a variety of mutual funds, a common collective trust fund, and Berkshire common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EIN:  75-2864968 Plan Number:  014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

(a)	(b)	(c)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Berkshire Hathaway Common Stock Class B	Common Stock	$18,673,608
	Fidelity 500 Index Fund	Mutual Fund	14,041,537
	AllianceBernstein Large Cap Growth Fund Class Z	Mutual Fund	13,103,093
	Putnam Stable Value Fund Class 20	Common/Collective Trust Fund	12,684,871
	Victory Sycamore Established Value Fund Class I	Mutual Fund	9,460,728
	Touchstone Large Cap Focused Fund Class A	Mutual Fund	7,957,131
	Vanguard Small Cap Index Fund	Mutual Fund	7,215,110
	MFS International Diversification Fund Class R4	Mutual Fund	6,228,759
	PGIM Total Return Bond Fund Class R6	Mutual Fund	5,859,566
	Fidelity US Bond Index Fund	Mutual Fund	4,508,652
	Fidelity International Bond Index Institutional Fund	Mutual Fund	4,488,807
	Carillon Eagle Mid Cap Growth Fund Class R5	Mutual Fund	4,145,122
*	Merrill Lynch Retirement Bank Account	Cash Equivalent	3,976,782
	Vanguard Value Index Fund Admiral Class	Mutual Fund	3,686,443
	Vanguard 2025 Target Retirement Investor Class	Mutual Fund	2,227,570
	Vanguard 2030 Target Retirement Investor Class	Mutual Fund	2,063,094
	Metropolitan West Total Return Bond Fund Class I	Mutual Fund	1,993,727
	Vanguard 2035 Target Retirement Investor Class	Mutual Fund	890,504
	Vanguard 2055 Target Retirement Investor Class	Mutual Fund	684,129
	Vanguard 2050 Target Retirement Investor Class	Mutual Fund	564,472
	Vanguard 2060 Target Retirement Investor Class	Mutual Fund	469,214
	Vanguard 2045 Target Retirement Investor Class	Mutual Fund	385,758
	Vanguard 2040 Target Retirement Investor Class	Mutual Fund	321,461
	Vanguard 2065 Target Retirement Investor Class	Mutual Fund	311,138
	American Funds Inflation Class R6	Mutual Fund	140,055
	Vanguard Target Income Retirement Investor Class	Mutual Fund	133,307
	Vanguard 2020 Target Retirement Investor Class	Mutual Fund	58,641
	Vanguard 2070 Target Retirement Investor Class	Mutual Fund	33,486
*	Notes Receivable from Participants	Interest rates range from 5.25% to 10.50%, due through 2038.	1,633,181

			$127,939,946

* Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA. Column (d) cost information omitted for participant-directed investments.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Acme Brick Company 401(k) Retirement & Savings Plan

By: /s/ Elaine Suleski

Elaine Suleski
Vice President of Accounting

Date: June 14, 2024

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.		Page No.

23.1	Consent of Freed Maxick CPAs, PC	14